



03012730

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-018423
8-3/3/92

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Millennium Trading Co., L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor

(No. and Street)

New York	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Williams   **212-841-4125**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 0 3 2003
SEC MAIL PROCESSING SECTION WASH. D.C.

PROCESSED

MAR 1 8 2003

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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                         in this form are not required to respond unless the form displays
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OATH OR AFFIRMATION

I, _____See separate oath_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____, as of _____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Millennium Trading Co., L.P.

December 31, 2002
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millennium Trading Co., L.P. at and for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Grandview, L.L.C.
General Partner

_____
Israel A. Englander
Chief Executive Officer

_____
Robert A. Williams
Chief Financial Officer

Sworn to before me

this 27th day of February, 2003

_____
Notary Public

STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2007

Millennium Trading Co., L.P.

Statement of Financial Condition

December 31, 2002

Contents



⧫ ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of
  Millennium Trading Co., L.P.

We have audited the accompanying statement of financial condition of Millennium Trading Co., L.P. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material r espects, t he f inancial p osition o f M illennium T rading C o., L .P. a t December 31, 2002 in conformity with accounting principles generally accepted in the United States.

February 21, 2003

Millennium Trading Co., L.P.

Statement of Financial Condition

December 31, 2002

Assets

Securities owned, at market value	$	77,855,881
Receivable from clearing organization		48,791,134
Other assets		386,232
	$	127,033,247

Liabilities and partners' capital

Securities sold, not yet purchased, at market value	$	92,459,630
Other liabilities		707,960
		93,167,590
Partners' capital		33,865,657
	$	127,033,247

See accompanying notes.

<center>Millennium Trading Co., L.P.</center>

<center>Notes to Statement of Financial Condition</center>

<center>December 31, 2002</center>

1. Organization

Millennium Trading Co., L.P. (the "Company"), a New York limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker.

The Company is owned by Grandview, L.L.C., a wholly owned subsidiary of Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

3. Receivable from Clearing Organization

Receivable from clearing organizations represent cash and margin debt balances with the Company's clearing brokers, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2002. The cash at the clearing brokers related to securities sold short is restricted.

A source of the Company's short-term financing is provided by its clearing brokers from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur administrative expenses on the Company's behalf without charge.

Millennium Trading Co., L.P.

Notes to Statement of Financial Condition (continued)

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of equities at December 31, 2002.

Securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2002, the Company had net capital of $5,832,640 which exceeded its requirements by $5,582,640.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under an arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.

7. Income Taxes

No federal, state or local income taxes have been provided at the Company level since the partners are individually liable for the taxes on their share of the Company's income or loss.

8. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.